JACC Studios Inc

18124 Wedge Pkwy, Ste 1050

Reno, NV 89511

February 9, 2016

Securities and Exchange Commission

Attn: Mark P. Shuman

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re:          JACC Studios Inc

Registration Statement on Form S-1A Filed December 11, 2015

File No. 333-207103

On behalf of JACC Studios Inc (the "Company"), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the "Staff") dated February 2, 2016, related to the Company's Registration Statement on Form S-1 (the "Form S-1"). An amendment to the Company's Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Zhongbo Jia

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 22

1.              We note your response to prior comment 1 and the cost estimates and financial projections added to this             section. You must be able to substantiate on a reasonable basis all of projections and assertions that you             make in the registration statement. Accordingly, please provide us with support for each of the financial             projections included in this section. Alternatively, please revise to remove these financial projections. Refer to             Item 10(b)(1) of Regulation S-K.

Response: revised